PDS BIOTECHNOLOGY CORPORATION
25B Vreeland Road, Suite 300
Florham Park, NJ 07932

August 30, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tyler Howes

RE:	PDS Biotechnology Corporation Registration Statement on Form S-3 Filed August 24, 2022 File No. 333-267041 Acceleration Request

Dear Mr. Howes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of PDS Biotechnology Corporation (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, September 2, 2022, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Dylan Caplan or Emilio Ragosa of DLA Piper LLP (US), counsel to the Company, at (215) 656-3317, with any comments or questions regarding the Registration Statement.

Very truly yours,

PDS Biotechnology Corporation

/s/ Frank Bedu-Addo
Frank Bedu-Addo, Ph.D.
Chief Executive Officer

cc:    Emilio Ragosa, Esq., DLA Piper LLP (US)
         Dylan Caplan, Esq., DLA Piper LLP (US)